Exhibit 3.2(b)

Certificate of Amendment

to

Amended and Restated Bylaws

of

Rackspace Hosting, Inc.

Rackspace Hosting, Inc. (f/k/a Rackspace, Inc., the “Company”), a Delaware corporation, does hereby certify:

1. That, on May 30, 2008, the Company’s Board of Directors resolved in meeting, pursuant to Section 9.15 of the Company’s Amended and Restated Bylaws (the “Bylaws”), to amend Section 7.1 of the Company’s Bylaws.

2. That the body of Section 7.1 “Entitlement to Certificates” of the Bylaws be amended by deleting the phrase “and upon request every holder of uncertificated shares” such that Section 7.1 shall now read as follows:

Section 7.1 Entitlement to Certificates. The shares of the Corporation shall be represented by certificates, provided that the Board may provide by resolution or resolutions that some or all of any or all classes or series of its stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Notwithstanding the adoption of such a resolution by the Board, every holder of stock represented by certificates shall be entitled to have a certificate signed in accordance with Section 7.3 representing the number of shares registered in certificate form. The Corporation shall not have power to issue a certificate representing shares in bearer form. The remainder of the Bylaws shall not change and shall remain in full force and effect.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 6th day of June, 2008.

/s/ Alan Schoenbaum
Alan Schoenbaum, Senior Vice President, General Counsel, Secretary